Exhibit 99.1

 TOWER SEMICONDUCTOR LTD.
 AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM
CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2016

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

INDEX TO UNAUDITED CONDENSED INTERIM
CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2016

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(dollars and shares in thousands)

	As of	As of
	June 30,	December 31,
	2016	2015
	(unaudited)

A S S E T S

CURRENT ASSETS
Cash and cash equivalents	$311,062	$175,575
Short term deposits	--	30,000
Trade accounts receivable	126,839	110,065
Other receivables	13,993	7,376
Inventories	136,125	105,681
Other current assets	21,581	18,030
Total current assets	609,600	446,727

LONG-TERM INVESTMENTS	11,861	11,737

PROPERTY AND EQUIPMENT, NET	625,163	459,533

INTANGIBLE ASSETS, NET	34,807	34,468

GOODWILL	7,000	7,000

OTHER ASSETS, NET	4,586	5,903

TOTAL ASSETS	$1,293,017	$965,368

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short-term debt and current maturities of loans and debentures	$38,174	$33,259
Trade accounts payable	98,829	91,773
Deferred revenue and customers' advances	18,802	23,373
Employee related liabilities	60,336	44,734
Other current liabilities	27,050	17,980
Total current liabilities	243,191	211,119

LONG-TERM LOANS FROM BANKS	160,123	210,538

DEBENTURES	160,321	45,481

LONG-TERM CUSTOMERS' ADVANCES	48,999	21,102

EMPLOYEE RELATED LIABILITIES	14,029	14,189

DEFERRED TAX LIABILITY	107,585	77,353

Total liabilities	734,248	579,782

THE COMPANY'S SHAREHOLDERS' EQUITY	563,591	397,343
Non controlling interest	(4,822)	(11,757)
TOTAL EQUITY	558,769	385,586

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,293,017	$965,368

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED INTERIM  CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars and shares in thousands, except per share data)

	Six months ended		Three months ended
	June 30,		June 30,
	2016	2015	2016	2015

REVENUES	$583,046	$461,778	$305,003	$235,561

COST OF REVENUES	448,971	376,326	232,275	183,101

GROSS PROFIT	134,075	85,452	72,728	52,460

OPERATING COSTS AND EXPENSES

Research and development	31,267	29,985	16,030	15,148
Marketing, general and administrative	32,443	31,967	16,520	15,806
Nishiwaki Fab restructuring costs and impairment	(627)	--	--	--

	63,083	61,952	32,550	30,954

OPERATING PROFIT	70,992	23,500	40,178	21,506

INTEREST EXPENSES, NET	(6,355)	(7,246)	(2,997)	(3,613)

OTHER FINANCING EXPENSE, NET	(11,497)	(91,867)	(7,528)	(7,271)

GAIN FROM ACQUISITION, NET	51,298	--	10,158	--

OTHER INCOME (EXPENSE), NET	4,362	(13)	4,362	(4)

PROFIT (LOSS) BEFORE INCOME TAX	108,800	(75,626)	44,173	10,618

INCOME TAX BENEFIT (EXPENSE)	(3,905)	8,426	(3,826)	(2,468)

NET PROFIT (LOSS)	104,895	(67,200)	40,347	8,150

Net loss (income) attributable to non controlling interest	(465)	1,923	(1,861)	(363)

NET PROFIT (LOSS) ATTRIBUTABLE TO THE COMPANY	$104,430	$(65,277)	$38,486	$7,787

BASIC EARNINGS (LOSS) PER ORDINARY SHARE

Earnings (loss) per share	$1.22	$(0.93)	$0.45	$0.10

Weighted average number of ordinary shares outstanding	85,410	70,175	86,300	76,696

DILUTED EARNINGS PER ORDINARY SHARE

Earnings per share	$1.09		$0.40	$0.09

Net profit used for diluted earnings per share	$108,556		$40,556	$7,787

Weighted average number of ordinary shares outstanding
used for diluted earnings per share	99,546		100,163	87,558

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED INTERIM  CONSOLIDATED COMPREHENSIVE INCOME (LOSS) (UNAUDITED)
(dollars in thousands)

	Six months ended		Three months ended
	June 30,		June 30,
	2016	2015	2016	2015

Net profit (loss)	$104,895	$(67,200)	$40,347	$8,150

Other comprehensive income (loss), net of tax:

Foreign currency translation adjustment	19,500	(4,338)	11,221	(2,273)

Change in employees plan assets and benefit obligations	(265)	(600)	(133)	(300)

Unrealized gain on derivatives	62	--	62	--

Comprehensive income (loss)	124,192	(72,138)	51,497	5,577

Comprehensive (income) loss attributable to non-controlling interest	(9,498)	4,332	(8,476)	992

Comprehensive income (loss) attributable to the Company	$114,694	$(67,806)	$43,021	$6,569

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED INTERIM  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)
(dollars and share data in thousands)

	THE COMPANY'S SHAREHOLDERS' EQUITY
						Accumulated	Foreign currency translation adjustments
	Ordinary	Ordinary	Additional			other					Non
	Shares	Shares	paid-in	Capital	unearned	comprehensive		Accumulated	Treasury	Comprehensive	controlling
	issued	Amount	capital	notes	compensation	loss		deficit	stock	income (loss)	interest	Total

BALANCE AS OF JANUARY 1, 2016	82,144	$326,572	$1,273,545	$48,553	$58,209	$(264)	$(26,546)	$(1,273,654)	$(9,072)		$(11,757)	$385,586

Changes during the period:

Conversion of debentures and exercise of warrants into share capital	681	2,608	2,805									5,413
Issuance of shares	3,297	12,504	27,496									40,000
Exercise of options and RSU	321	1,250	83									1,333
Employee stock-based compensation					4,688							4,688
Accumulated amount due to adoption of ASU No. 2016-09, Compensation - Stock Compensation (Topic 718)					1,306			(1,306)				--
Stock-based compensation related to the Facility Agreement with the banks			120									120
Dividend paid to Panasonic											(2,563)	(2,563)
Other comprehensive income:
Profit								104,430		$104,430	465	104,895
Foreign currency translation adjustments							10,467			10,467	9,033	19,500
Change in employees plan assets and benefit obligations						(265)				(265)		(265)
Unrealized loss on derivatives						62				62		62
Comprehensive income										$114,694

BALANCE AS OF JUNE 30, 2016	86,443	$342,934	$1,304,049	$48,553	$64,203	$(467)	$(16,079)	$(1,170,530)	$(9,072)		$(4,822)	$558,769

OUTSTANDING SHARES, NET OF TREASURY STOCK AS OF JUNE 30, 2016	86,357

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED INTERIM  CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(dollars in thousands)

	Six months ended
	June 30,
	2016	2015

CASH FLOWS - OPERATING ACTIVITIES

Net profit (loss)	$104,895	$(67,200)

Adjustments to reconcile net profit (loss) for the period
to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	96,650	79,459
Financing expense associated with debentures series F	51	83,131
Effect of indexation, translation and fair value measurement on debt	8,101	11,356
Other expense (income), net	(4,362)	13
Gain from acquisition, net	(51,298)	--
Changes in assets and liabilities:
Trade accounts receivable	(10,435)	(15,585)
Other receivables and other current assets	(4,654)	(4,966)
Inventories	(15,524)	(4,455)
Trade accounts payable	10,273	(6,676)
Deferred revenue and customers' advances	23,324	5,968
Other current liabilities	9,241	23,270
Deferred tax liability, net	(7,039)	(13,104)
Nishiwaki's employees termination payments	--	(24,907)
Net cash provided by operating activities	159,223	66,304

CASH FLOWS - INVESTING ACTIVITIES

Investments in property and equipment, net	(111,856)	(66,561)
Deposits and other investments, net	29,600	(11)
Net cash used in investing activities	(82,256)	(66,572)

CASH FLOWS - FINANCING ACTIVITIES

Issuance of debentures, net	111,364	--
Exercise of warrants and options, net	6,241	5,654
Proceeds from long-term loan	10,000	--
Short-term bank debt	7,000	--
Debt repayment	(94,174)	(48,683)
TPSCo dividend to Panasonic	(2,563)	--
Net cash provided by (used in) financing activities	37,868	(43,029)

Effect of foreign currency exchange rate change	20,652	(1,367)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	135,487	(44,664)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	175,575	187,167

CASH AND CASH EQUIVALENTS - END OF PERIOD	$311,062	$142,503

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED INTERIM  CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(dollars in thousands)

	Six months ended
	June 30,
	2016	2015

NON-CASH ACTIVITIES

Investments in property and equipment	$16,962	$17,350
Conversion of debentures to share capital	$--	$162,346

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the period for interest	$5,988	$6,905
Cash paid during the period for income taxes	$2,510	$1,167

ACQUISITION OF SUBSIDIARY CONSOLIDATED FOR THE FIRST TIME, SEE ALSO NOTE 2A:

Assets and liabilities of the subsidiary as of February 1, 2016:

Working capital	$10,775
Fixed assets	106,919
Intangible assets	2,799
Long-term liabilities	(28,021)
	92,472
Less:
Share capital	(40,000)
Gain from acquisition, excluding acquisition related costs of $1,174.	(52,472)
	(92,472)
Cash from the acquisition of a subsidiary consolidated for the first time	$--

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2016
(dollars in thousands, except per share data)

NOTE 1          -      GENERAL

Basis for Presentation

The unaudited condensed interim consolidated financial statements of Tower Semiconductor Ltd. (“Tower”) as of June 30, 2016 include the financial statements of Tower and its subsidiaries, collectively referred to as the “Company”.

The Company’s unaudited condensed interim consolidated financial statements includes the balance sheet of TowerJazz Panasonic Semiconductor Co., Ltd. (“TPSCo”) since March 31, 2014 and TPSCo’s results of operations from April 1, 2014 and the balance sheet and results of operations of TowerJazz Texas Inc.’s (“TJT”) from February 1, 2016.

The Company’s unaudited condensed interim consolidated financial statements are presented after elimination of inter-company transactions and balances and are presented in accordance with U.S. generally accepted accounting principles (“US GAAP”).

The unaudited condensed interim consolidated financial statements of the Company should be read in conjunction with the audited consolidated financial statements of the Company as of December 31, 2015 and for the year then ended, including the notes thereto.

In the opinion of the Company's management, the unaudited condensed interim consolidated financial statements include all adjustments necessary for a fair presentation of the Company’s financial position as of the dates presented and results of operations for the interim periods presented. The results of operations for the interim periods are not necessarily indicative of the results to be expected on a full-year basis.

NOTE 2          -      RECENT DEVELOPMENTS

A.	Acquisition of San Antonio Fab

In February 2016, Tower acquired a fabrication facility in San Antonio, Texas from Maxim Integrated Products Inc. (“Maxim”). The acquisition was done through an indirectly wholly owned subsidiary of Tower, TowerJazz Texas Inc. (“TJT”). The purchase price was $40,000, payable through the issuance of approximately 3.3 million ordinary shares of Tower.

In addition, Tower and Maxim entered into a long term 15 year manufacturing agreement, under which Maxim is committed to buy products from TJT in gradually decreasing quantities that enable TJT to have available capacity to support volume manufacturing for other customers of the Company.

During the six month period ended June 30, 2016, the Company recorded a provisional net gain from the acquisition in the amount of $52,472, which was a result of the excess of fair value assigned to assets and liabilities of TJT over the consideration paid.  Based on ASC-805 “Business Combinations”, the Company is required to reflect the purchase price allocation immediately following the acquisition date and complete it in a period not exceeding one year. The fair value of the assets acquired, net of liabilities, exceeded the $40,000 purchase price by $52,472, thereby creating a net gain from the acquisition.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2016
(dollars in thousands, except per share data)

NOTE 2          -      RECENT DEVELOPMENTS (cont.)

A.	Acquisition of San Antonio Fab (cont.)

The allocation of fair value to the assets acquired and liabilities assumed is as follows:

As of February 1, 2016
Current assets	$14,342
Tangible assets	106,919
Intangible assets	2,799
Total assets as of acquisition date	$124,060

Customer advance	$2,310
Other Current liabilities	1,257
Deferred tax liability	28,021
Liabilities incurred as of acquisition date	$31,588

Tower’s shares issued	$40,000

Gain from acquisition (*)	$52,472

(*) gain from acquisition is presented in the statement of operations net of $1,174 acquisition related costs.

B.	2016 Series G Debentures

During the second quarter of 2016, Tower raised approximately $113,000, net of fees through the issuance of long-term unsecured non-convertible debentures (“Series G Debentures”).

The Series G debentures principal value is totaling NIS 468 million, payable in seven semi-annual consecutive equal installments from March 2020 to March 2023 and carry an annual coupon of 2.79% payable in thirteen semi-annual consecutive equal installments from March 2017 to March 2023. The principal and interest are denominated in NIS and are not- linked to any index or to any other currency.

The Series G Debentures include customary financial and other terms and conditions, including a negative pledge and financial covenants. As of June 30, 2016, the Company is in compliance with the financial covenants thereunder.

C.	Early Repayment of Israeli Banks Loans

Following the issuance of the Series G Debentures, Tower prepaid in June 2016 the entire approximately $78,000 outstanding loans to its Israeli Banks, thereby releasing Tower from the extensive contractual restrictions and covenants under the Facility Agreements with the Israeli Banks, as well as the release of all fixed and floating liens that were charged on Tower’s assets in favor of said banks. As of the date of this financial statement release, the liens are fully released.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2016
(dollars in thousands, except per share data)

NOTE 2          -      RECENT DEVELOPMENTS (cont.)

D.	Equity Grants

In June 2016, the Company granted the following equity vehicles to its CEO and directors under the 2013 Share Incentive Plan: (i) 197,890 options, 31,053 time vested RSUs and 15,790 performance based RSUs to the CEO, for a total compensation value of $1,360; (ii) 25,168 time vested RSUs to the chairman of the board of directors for a total compensation value of $300; and (iii) 10,000 options to a new external director and 3,334 time vested RSUs to each of two new other directors, for a total compensation value of $127. These grants were made following the approval of the shareholders’ meeting dated June 30, 2016.

E.	Litigation

In January 2016, a short-selling focused firm issued a short sell thesis report which the Company believes contains false and misleading information about the Company's strategy, business model and financials. Following this short sell thesis report, shareholder class actions were filed in the US and Israel against the Company, certain officers, its directors and/or its external auditor. This short sell thesis analyst acknowledged at the time of the report that he shall be assumed to be in a short position in Tower’s shares.

In July 2016, the court appointed lead plaintiff voluntary withdrew the action and the US court approved the voluntary dismissal of the class action. The Company believes the outstanding alleged claims in Israel, which are akin to the claims made and dismissed in the US, are also without merit and intends to vigorously defend the actions.

F.	Loan from JA Mitsui

In July 2016, TJT entered into an asset based long term loan agreement with JA Mitsui Leasing Capital Corporation (“JA Mitsui”) in the total amount of $40,000. The loan carries annual interest of ICE LIBOR+2.0% and is repayable in seven semiannual installments between 2019 and 2022. The loan is secured mainly by a lien over TJT’s machinery and equipment.

The loan agreement contains customary terms, conditions and covenants, as well as customary events of default. TJT’s obligations pursuant to the loan agreement are not guaranteed by Tower or any of its affiliates.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2016
(dollars in thousands, except per share data)

NOTE 3          -      INITIAL ADOPTION OF NEW STANDRADS

A.	In April 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-03, Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. This guidance changes the presentation of debt issuance costs in financial statements. Under the ASU, an entity presents such costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset. Amortization of the costs is reported as interest expense.

The requirement to present debt issuance costs as a direct reduction of the related debt liability (rather than as an asset) is consistent with the presentation of debt discounts under US GAAP. In addition, it aligns the guidance in US GAAP with that in IFRS, under which transaction costs that are directly attributable to the issuance of a financial liability are treated as an adjustment to the initial carrying amount of the liability.

As a result of the retrospective adoption of ASU 2015-03 effective January 1, 2016, deferred financing costs of approximately $856 previously classified within long-term assets were reclassified to reduce the related debt liabilities as of December 31, 2015.

The Series Debentures G issuance expenses were deducted accordingly from the debt liability carrying amount.

B.
In March 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-09, Compensation - Stock Compensation (Topic 718). This guidance identifies areas for simplification involving several aspects of accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, an option to recognize gross stock compensation expense with actual forfeitures recognized as they occur, as well as certain classifications on the statement of cash flows This guidance is effective for the annual reporting period beginning after December 15, 2016, including interim periods within that reporting period, with early adoption permitted. The Company has early adopted the update with the most significant area of change being the accounting for forfeitures, that, as of January 1, 2016, is accounted for on a gross basis and recognizes actual forfeitures as they occur. The update requires the adoption related to forfeitures be accounted for using the modified retrospective method where the effect of the change relating to previous years was to be recognized as an adjustment to the opening balance of retained earnings. The amount of the adjustment related to previous years is $1,306.

NOTE 4          -      ADDITIONAL INFORMATION - RECONCILIATION OF US GAAP TO IFRS

Since the initial listing of Tower’s ordinary shares on NASDAQ in the US in 1993, the Company has utilized US GAAP reports (prior to 2007, Israeli GAAP reconciled to US GAAP) in the preparation of its financial statements.

As many of the Company’s investors and analysts are located in Israel and in Europe and are familiar with and use the International Financial Reporting Standards rules (“IFRS”), the Company is providing on a voluntary basis a reconciliation from US GAAP to IFRS as detailed below (condensed balance sheet, condensed statement of operations and additional information). IFRS differs in certain significant aspects from US GAAP, however the primary differences between US GAAP and IFRS related to the Company are accounting for goodwill, financial instruments, pension plans and termination benefits.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2016
(dollars in thousands, except per share data)

NOTE 4          -      ADDITIONAL INFORMATION - RECONCILIATION OF US GAAP TO IFRS (cont.)

A.	Goodwill

Adjustment arising from goodwill of a subsidiary acquired in 2008.

The purchase consideration was paid in Tower stock. Under US GAAP, the consideration was measured according to Tower's share price at the transaction announcement date. Under IFRS, the consideration should be measured according to Tower's share price on the closing date. Accordingly, a lower purchase consideration would be measured under IFRS than the purchase consideration measured under US GAAP. Consequently, as goodwill is residual, no amount would be allocated to goodwill under IFRS.

B.	Financial instruments

Adjustments arising from allocation of proceeds from issuance of convertible debentures and warrants to liabilities and equity, and the subsequent measurement of such liabilities.

The adjustment stems primarily from a convertible debt security sold by Tower in 2010, with a conversion ratio that was determined during the third quarter of 2012 based on Tower's share price as of such date. Under ASC 815 and ASC 470-20, the related conversion feature was measured during the third quarter of 2012 based on its intrinsic value and recorded to equity, with a corresponding discount on the debt instrument. Under IAS 39, such conversion feature would be bifurcated from its host contract on the date of issuance and measured as a liability at fair value on each cut-off date until the date of determination of the related conversion ratio, on which date such conversion feature would be classified to equity.

C.	Pension plans

Adjustments arising from defined benefit pension arrangements.

Under ASC 715, prior years’ service cost, as well as actuarial gains and losses, are recorded in accumulated other comprehensive income, and amortized to the profit and loss statement over time. Under IAS 19, prior year service cost would be recorded to the profit and loss statement in the period in which the underlying change was executed, while actuarial gains and losses, at the Company's election, would be recorded directly to retained earnings with no impact on the profit and loss statement.

D.	Termination Benefits

Adjustment arising from benefits to be granted to certain of the Company’s employees upon termination.

Under IAS 19, such benefits would not be reflected in the Company's financial statements until termination occurs. Under ASC 712, such benefits are recorded in earlier periods based on probability of occurrence.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2016
(dollars in thousands, except per share data)

NOTE 4          -      ADDITIONAL INFORMATION - RECONCILIATION OF US GAAP TO IFRS (Cont.)

E.	Condensed Interim Consolidated Balance Sheet in Accordance with IFRS

	As of June 30, 2016
	US GAAP	Adjustments	IFRS
ASSETS
Current assets	$609,600	$--	$609,600
Property and equipment, net	625,163	--	625,163
Long term assets	58,254	(7,072)	51,182
Total assets	$1,293,017	$(7,072)	$1,285,945
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	$243,191	$(137)	$243,054
Long-term liabilities	491,057	(1,270)	489,787
Total liabilities	734,248	(1,407)	732,841
TOTAL EQUITY	558,769	(5,665)	553,104
Total liabilities and shareholders' equity	$1,293,017	$(7,072)	$1,285,945

F.	Condensed Interim Consolidated Statement of Operations in Accordance with IFRS

	Six months ended June 30, 2016
	US GAAP	Adjustments	IFRS
OPERATING PROFIT	$70,992	$(257)	$70,735
Interest expenses, net	(6,355)	--	(6,355)
Other financing expense, net	(11,497)	160	(11,337)
Gain from acquisition, net	51,298	--	51,298
Other income , net	4,362	--	4,362
Profit before income tax	108,800	(97)	108,703
Income tax expense	(3,905)	--	(3,905)
NET PROFIT	104,895	(97)	104,798
Net income attributable to non controlling interest	(465)	--	(465)
NET PROFIT ATTRIBUTABLE TO THE COMPANY	$104,430	$(97)	$104,333

G.	Reconciliation of Net Profit (Loss) from US GAAP to IFRS:

	Six months ended June 30,
	2016	2015	2014
Net profit (loss) in accordance with US GAAP	$104,430	$(65,277)	$23,075
Financial Instruments	160	65,310	(2,345)
Pension plans	(265)	(600)	(757)
Termination Benefits	8	(170)	(6)
Net profit (loss) in accordance with IFRS	$104,333	$(737)	$19,967

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2016
(dollars in thousands, except per share data)

NOTE 4          -      ADDITIONAL INFORMATION - RECONCILIATION OF US GAAP TO IFRS (Cont.)

H.	Reconciliation of Shareholders’ Equity from US GAAP to IFRS:

	As of June 30,	As of December 31,
	2016	2015
Shareholders’ equity in accordance with US GAAP	$558,769	$385,586
Financial Instruments	(220)	(380)
Termination Benefits	1,555	1,502
Goodwill	(7,000)	(7,000)
Shareholders’ equity in accordance with IFRS	$553,104	$379,708

I.	Reconciliation of Goodwill from US GAAP to IFRS:

	As of June 30,	As of December 31,
	2016	2015
Goodwill in accordance with US GAAP	$7,000	$7,000
Goodwill	(7,000)	(7,000)
Goodwill in accordance with IFRS	$--	$--

J.	Reconciliation of Other Long-Term Assets from US GAAP to IFRS:

	As of June 30,	As of December 31,
	2016	2015
Other long term assets in accordance with US GAAP	$4,586	$5,903
Financial Instruments	(72)	(450)
Other long term assets in accordance with IFRS	$4,514	$5,453

K.	Reconciliation of Short Term Debt and Current Maturities of Loans and Debentures from US GAAP to IFRS:

	As of June 30,	As of December 31,
	2016	2015
Short term debt and current maturities of loans and debentures in accordance with US GAAP	$38,174	$33,259
Financial Instruments	(137)	(70)
Short term debt and current maturities of loans and debentures in accordance with IFRS	$38,037	$33,189

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2016
(dollars in thousands, except per share data)

NOTE 4          -      ADDITIONAL INFORMATION - RECONCILIATION OF US GAAP TO IFRS (Cont.)

L.	Reconciliation of Long Term Debentures from US GAAP to IFRS:

	As of June 30,	As of December 31,
	2016	2015
Long term debentures in accordance with US GAAP	$160,321	$45,481
Financial Instruments	285	--
Long term debentures in accordance with IFRS	$160,606	$45,481

M.	Reconciliation of Long Term Employee Related Liabilities from US GAAP to IFRS:

	As of June 30,	As of December 31,
	2016	2015
Long term employee related liabilities in accordance with US GAAP	$14,029	$14,189
Termination Benefits	(1,555)	(1,502)
Long term employee related liabilities in accordance with IFRS	$12,474	$12,687